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Exhibit I(h)

General Electric Finland Oy

NOTICE FROM GENERAL ELECTRIC FINLAND OY TO HOLDERS OF
AMERICAN DEPOSITARY RECEIPTS OF INSTRUMENTARIUM CORPORATION
REGARDING A REDEMPTION OFFER

        General Electric Finland Oy ("GE Finland") completed its tender offer for the shares of Instrumentarium Corporation ("Instrumentarium") on October 14, 2003, acquiring approximately 96 percent of the outstanding shares of Instrumentarium. As a result, GE Finland has an obligation under the Finnish Securities Market Act and the Articles of Association of Instrumentarium to offer to acquire all remaining outstanding shares of Instrumentarium (the "Redemption Offer"). In addition to the Redemption Offer, GE Finland has commenced proceedings to acquire the remaining shares in Instrumentarium in a squeeze-out under the Finnish Companies Act.

        As a holder of American Depositary Receipts ("ADRs"), you will have the opportunity to (i) cancel your ADRs and thereafter tender the underlying Instrumentarium shares in the Redemption Offer through your agent, or (ii) hold your ADRs until proceeds of the squeeze-out proceeding are distributed.

        In order to participate in the Redemption Offer, you will need to arrange for an agent, either a local bank acting as your nominee or a Finnish book-entry account operator, to accept delivery of the shares on your behalf, deliver your ADRs to JPMorgan Chase Bank ("JPMorgan") for cancellation and provide JPMorgan with instructions on delivery of such shares to your account. Once the underlying shares have been delivered to you or your nominee, you may then tender the shares in the Redemption Offer. We anticipate that an offer document containing the terms and conditions of the Redemption Offer will be sent to holders of ADRs upon the commencement of the Redemption Offer.

        If you have any general questions about the process of canceling ADRs, please contact the JPMorgan ADR Operations Hotline at (302) 552-0230. JPMorgan will not be able to provide any information about how to establish an account in Finland to accept delivery of the shares released on cancellation of your ADRs, nor be in a position to answer any questions relating to the Redemption Offer. For information on how to establish an account to accept delivery of the shares released on cancellation of your ADRs and on how to tender your shares in the Redemption Offer, please contact your nominee.
If you have any questions in relation to the Redemption Offer, please contact your nominee or Nordea Securities at +358 9 4785 031.

        This notice shall not constitute an offer of any securities for sale. GE Finland will prepare a Redemption Offer Document. The Redemption Offer Document will be furnished the Securities Exchange Commission under cover of Form CB and copies will be available free of charge from the Commission's website (www.sec.gov), from Nordea Securities and via the website www.nordeasecurities.com. The Redemption Offer Document will contain important information, and investors are urged to read it once it becomes available.

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  Exhibit I(h)
General Electric Finland Oy